SMG Indium Resources Ltd.

100 Park Avenue

New York, NY 10017

November 12, 2014

Via UPS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attn: Nicholas P. Panos

Re:	SMG Indium Resources Ltd. Schedule TO-I Filed October 30, 2014 by SMG Indium Resources Ltd. File No. 5-86227

Dear Sir or Madam:

This letter is submitted on behalf of SMG Indium Resources Ltd. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the ”Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated November 5, 2014 (the “Comment Letter”).

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Schedule TO

1.	We noticed the cross-reference sheet did not include an entry for Item 13 of Schedule TO. Please provide us with a brief legal analysis explaining the basis upon which the issuer concluded that the tender offer did not constitute a Rule 13e-3 transaction, as defined in Rule 13e-3(a)(3). While we recognize the tender offer, if fully subscribed, will result in approximately 22% of the total number of outstanding shares remaining untendered, Rule 13e-3 may apply if the impending purchase constitutes the first step in a series of transactions regardless of whether one of the two specified going private effects is at risk of occurring.

Response:

Rule 13e-3 applies to certain transactions that have either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects specified in Rule 13e-3(a)(3)(ii), namely (omitting references relevant only for foreign private issuers): (A) Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 . . . , or causing the reporting obligations with respect to such class to become eligible for . . . suspension under Rule 12h-3 or section 15(d); or (B) Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

November 12, 2014

More specifically, Rule 13e-3(a)(3)(ii)(A) applies where a transaction causes a class of equity securities which is subject to section 12(g) or section 15(d) of the Exchange Act to be held of record by less than 300 persons. The Company advises the Staff that as of October 30, 2014, the commencement date of the Company's cash tender offer for its common stock (the "Offer"), the number of holders of record of the Company's common stock was less than 300 persons, as determined pursuant to Rule 12g5-1. Rule 13e-3(a)(3)(ii)(A) is thus inapplicable because the Offer will not have "caused" the Company's common stock to be held of record by less than 300 persons.

The Company's common stock is not listed on a national securities exchange nor is it quoted on an inter-dealer quotation system of any registered national securities association. The Company’s common stock is currently traded in the pink sheets. Consequently, the effect of the Offer cannot cause the Company's securities to be delisted from a national securities exchange or not quoted on an inter-dealer quotation system. Accordingly, the Offer is not intended or expected to cause the effect described in Rule 13e-3(a)(3)(ii)(B).

The Offer is also not a part of any series of transactions described in Rule 13e-3(a)(3)(i). As disclosed on page 12 of the Offer to Purchase filed as Exhibit 99(a)(1)(A) of the Schedule TO (the "Offer to Purchase") under the "Purpose of the Offer; Certain Effects of the Offer ", the Board of Directors of the Company determined to engage in the Offer because it represents a prudent use of the Company's financial resources. The Board of Directors believes that the Offer is an effective way to return capital to its stockholders and provide liquidity to such stockholders in light of the historical low trading volume of its stock. The Board of Directors was not at the time of such determination, and is not at present, entertaining any plans, proposals or negotiations relating to any other transactions that could produce the effect described in Rule 13e-3(a)(3)(ii)(B). In addition, as part of the Company's long-term corporate goal of increasing stockholder value, it has regularly considered and intends to continue to consider alternatives to enhance stockholder value. However, as of both the commencement date of the Offer and the date hereof, the Board of Directors is not considering any plans, agreements, arrangements or proposals as to the Company undertaking any such alternatives.

The Company confirms that it will not waive the condition that the Offer will not have a going-private effect.

The Company thus respectfully submits that the Offer is not the first step in a series of transactions intended or reasonably likely to take it private within the meaning of Exchange Act Rule 13e-3

Summary Term Sheet | How many Shares will SMG purchase in the Offer?

2.	The number of shares sought has been expressed as a dollar denomination. Item 4 of Schedule TO, and corresponding Item 1004(a)(1)(i) of Regulation M-A, however, require the issuer to disclose “the total number and class of securities sought in the offer.” Revise to expressly state the number of shares sought. Refer also to Rule 13e-4(d)(1)(ii)(requiring compliance with Item 4) and Rule 14e-1(b)(requiring ten days to remain in the offering period following any change in the percentage of the class of securities being sought). Please make corresponding revisions under “1. Number of Shares; Proration” and elsewhere in the section of the document beneath the title “The Offer” as appropriate.

November 12, 2014

Response:

In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 1 as requested.

7. Conditions to the Offer

3.	To the extent a material offer condition is triggered, and such condition is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Accordingly, please revise the language on page 21 which indicates that each such right will be deemed an ongoing right which may be asserted at any time and from time to time regardless of the issuer’s failure to exercise such rights.

Response:

In response to the Staff’s comment, the Company has revised the disclosures in Amendment No. 1 as requested.

We further acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at 910.471.5586.

Mary E. Paetzold
Chief Financial Officer

cc:

Andrew P. Gilbert, Esq.

DLA Piper LLP (US)